UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)
OSI RESTAURANT PARTNERS, INC.
(Name of the Issuer)
OSI RESTAURANT PARTNERS, INC.
CHRIS T. SULLIVAN
ROBERT D. BASHAM
J. TIMOTHY GANNON
A. WILLIAM ALLEN, III
PAUL E. AVERY
JOSEPH J. KADOW
DIRK A. MONTGOMERY
KANGAROO HOLDINGS, INC.
KANGAROO ACQUISITION, INC.
BAIN CAPITAL (OSI) IX, L.P.
BAIN CAPITAL FUND IX, L.P.
CATTERTON PARTNERS VI, L.P.
CATTERTON PARTNERS VI, OFFSHORE, L.P.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
6704A101
(CUSIP Number of Class of Securities)
JOSEPH J. KADOW, ESQ.
Executive Vice President, Chief Officer-Legal & Corporate Affairs
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607
(813) 282-1225
Copies to:

DAVID A. KATZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	JANE D. GOLDSTEIN, ESQ. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000	JOHN M. GHERLEIN, ESQ. Baker & Hostetler LLP 3200 National City Center 1900 East Ninth Street Cleveland, Ohio 44114 (216) 621-0200

STEPHEN FRAIDIN, ESQ. Kirkland & Ellis LLP 153 E. 53rd Street New York, New York 10022 (212) 446-4800	A. RICHARD SUSKO, ESQ. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-3999
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$3,239,266,608	$346,602
* For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) the number of shares of Common Stock that are proposed to be acquired in the merger and (II) the merger consideration of $41.15 in cash per share of Common Stock, plus (y) $124,955,476 expected to be paid to holders of options to purchase Common Stock with an exercise price of less than $41.15 per share in exchange for cancellation of such options, plus (z) $1,544,483 expected to be paid to holders of deferred compensation units in exchange for cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .000107.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $339,939
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: OSI Restaurant Partners, Inc.
Date Filed: January 17, 2007
Amount Previously Paid: $6,663
Form or Registration No.: Schedule 14A—Definitive Additional Materials
Filing Parties: OSI Restaurant Partners, Inc.
Date Filed: May 24, 2007

Introduction
Item 15. Additional Information
Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.5: PRESS RELEASE

Introduction
     This Amendment No. 7 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) OSI Restaurant Partners, Inc., a Delaware corporation (“OSI” or the “Company”), the issuer of the common stock, par value $0.01 per share (the “OSI Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Chris T. Sullivan, Robert D. Basham, J. Timothy Gannon, A. William Allen, III, Paul E. Avery, Joseph J. Kadow and Dirk A. Montgomery (collectively, the “OSI Investors”), (3) Kangaroo Holdings, Inc., a Delaware corporation (“Parent”), (4) Kangaroo Acquisition, Inc., a Delaware corporation (“Merger Sub”), (5) Bain Capital (OSI) IX, L.P., a Delaware limited partnership, and Bain Capital Fund IX, L.P., a Cayman Islands exempted limited partnership, and (6) Catterton Partners VI, L.P., a Delaware limited partnership, and Catterton Partners VI, Offshore, L.P., a Cayman Islands exempted limited partnership. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI, Parent and Merger Sub, as amended on May 21, 2007 (the “Merger Agreement”).
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.
Item 15. Additional Information
Regulation M-A Item 1011
Item 15(b) is hereby amended and supplemented as follows:
     On June 14, 2007, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub, an indirect wholly owned subsidiary of Parent, was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became an indirect wholly owned subsidiary of Parent. The Merger became effective as of 8:00 a.m. on Thursday, June 14, 2007, at which time (i) each outstanding share of OSI Common Stock (other than shares held by the Company in its treasury, shares owned by the Company’s subsidiaries, Parent or Merger Sub, any shares held by stockholders who properly perfected appraisal rights and those shares that are subject to an Employee Rollover Agreement or a Founder Rollover Agreement (each as defined in the Merger Agreement)) was automatically converted into the right to receive $41.15 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased. The Company’s founders, Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon, sold their shares (other than the shares they contributed to Parent in exchange for Parent common stock which shares were exchanged at a per share valuation of $40 per share) to Bain Capital (OSI) IX, L.P. for $40.00 per share in a transaction consummated immediately prior to the consummation of the Merger.
     As a result of the Merger, the registration of OSI Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, OSI Common Stock will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.
Item 16. Exhibits
Regulation M-A Item 1016

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on April 3, 2007.***

(a)(2)	Form of Proxy Card.***

(a)(3)	First Proxy Supplement, filed with the Securities and Exchange Commission on May 24, 2007.****

(a)(4)	Second Proxy Supplement, filed with the Securities and Exchange Commission on June 4, 2007.*****

(a)(5)	Press Release, dated June 14, 2007.

(b)(1)	Commitment Letter from Deutsch Bank AG New York Branch, Deutsch Bank AG Cayman Islands Branch, Deutsch Bank Securities, Inc., Bank of America, N.A., Banc of America Bridge, LLC and Banc of America Securities LLC to Kangaroo Acquisition, Inc., dated as of November 5, 2006.*

(c)(1)	Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the Proxy Statement.***

(c)(2)	Opinion of Piper Jaffray & Co., attached as Annex C to the Proxy Statement.***

(c)(3)	Financial analysis presentation materials, dated November 3, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.*

(c)(4)	Financial analysis presentation materials, dated November 5, 2006, prepared by Piper Jaffray & Co., for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(5)	Financial analysis presentation materials, dated August 18, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(6)	Financial analysis presentation materials, dated September 15, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(7)	Financial analysis presentation materials, dated October 9, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(8)	Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the First Proxy Supplement.****

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Statement.

(d)(2)	Letter of Intent from Kangaroo Holdings, Inc. to Robert Basham, J. Timothy Gannon and Chris Sullivan, dated November 5, 2006.*

(d)(3)	Letter of Intent from Kangaroo Holdings, Inc. to Bill Allen, Paul Avery, Dirk Montgomery and Joe Kadow, dated November 5, 2006.*

(d)(4)	Amendment, dated November 5, 2006, by and among A. William Allen, III, OSI Restaurant Partners, Inc. and OS Restaurant Services, Inc.*

(d)(5)	Amendment, dated November 5, 2006, by and among Paul E. Avery, OSI Restaurant Partners, Inc. and Outback Steakhouse of Florida, Inc.*

(d)(6)	Amendment, dated November 5, 2006, by and among Joseph J. Kadow, OSI Restaurant Partners, Inc., OS Restaurant Services, Inc., OS Management, Inc. and Outback Steakhouse of Florida, Inc.*

(d)(7)	Amendment, dated November 5, 2006, by and between Dirk Montgomery and OSI Restaurant Partners, Inc.*

(d)(8)	Amendment to Agreement and Plan of Merger, dated as of May 21, 2007, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Supplement.****

(f)	Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.

(g)	None.

*	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on January 17, 2007.

**	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 26, 2007.

***	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on April 4, 2007.

****	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 24, 2007.

*****	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on June 4, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	OSI RESTAURANT PARTNERS, INC.
	By:	/s/ Joseph J. Kadow
		Name:	Joseph J. Kadow
		Title:	Executive Vice President and General Counsel

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ Chris T. Sullivan
Chris T. Sullivan

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ Robert D. Basham
Robert D. Basham

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ J. Timothy Gannon
J. Timothy Gannon

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ A. William Allen III
A. William Allen III

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ Paul E. Avery
Paul E. Avery

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ Joseph J. Kadow
Joseph J. Kadow

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	/s/ Dirk Montgomery
Dirk Montgomery

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	KANGAROO HOLDINGS, INC.
	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	KANGAROO ACQUISITION, INC.
	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	BAIN CAPITAL (OSI) IX, L.P.
	By:	BAIN CAPITAL PARTNERS IX, L.P.
its general partner

	By:	BAIN CAPITAL INVESTORS, LLC
its general partner

	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Managing Director

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	CATTERTON PARTNERS VI, L.P.
	By:	CATTERTON MANAGING PARTNER VI, L.L.C.
its general partner

	By:	CP6 MANAGEMENT, L.L.C.
its managing member

	By:	/s/ J. Michael Chu
		Name:	J. Michael Chu
		Title:	Managing Member
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	CATTERTON PARTNERS VI OFFSHORE, L.P.
	By:	CATTERTON MANAGING PARTNER VI, L.L.C.
its general partner

	By:	CP6 MANAGEMENT, L.L.C.
its managing member

	By:	/s/ J. Michael Chu
		Name:	J. Michael Chu
		Title:	Managing Member
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 14, 2007	BAIN CAPITAL FUND IX, L.P.
	By:	BAIN CAPITAL PARTNERS IX, L.P.
its general partner

	By:	BAIN CAPITAL INVESTORS, LLC
its general partner

	By:	/s/ Phil Loughlin
		Name:	Phil Loughlin
		Title:	Managing Director

EXHIBIT INDEX

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on April 3, 2007.***

(a)(2)	Form of Proxy Card.***

(a)(3)	First Proxy Supplement, filed with the Securities and Exchange Commission on May 24, 2007.****

(a)(4)	Second Proxy Supplement, filed with the Securities and Exchange Commission on June 4, 2007.*****

(a)(5)	Press Release, dated June 14, 2007.

(b)(1)	Commitment Letter from Deutsch Bank AG New York Branch, Deutsch Bank AG Cayman Islands Branch, Deutsch Bank Securities, Inc., Bank of America, N.A., Banc of America Bridge, LLC and Banc of America Securities LLC to Kangaroo Acquisition, Inc., dated as of November 5, 2006.*

(c)(1)	Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the Proxy Statement.***

(c)(2)	Opinion of Piper Jaffray & Co., attached as Annex C to the Proxy Statement.***

(c)(3)	Financial analysis presentation materials, dated November 3, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.*

(c)(4)	Financial analysis presentation materials, dated November 5, 2006, prepared by Piper Jaffray & Co., for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(5)	Financial analysis presentation materials, dated August 18, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(6)	Financial analysis presentation materials, dated September 15, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(7)	Financial analysis presentation materials, dated October 9, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.**

(c)(8)	Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the First Proxy Supplement.****

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Statement.

(d)(2)	Letter of Intent from Kangaroo Holdings, Inc. to Robert Basham, J. Timothy Gannon and Chris Sullivan, dated November 5, 2006.*

(d)(3)	Letter of Intent from Kangaroo Holdings, Inc. to Bill Allen, Paul Avery, Dirk Montgomery and Joe Kadow, dated November 5, 2006.*

(d)(4)	Amendment, dated November 5, 2006, by and among A. William Allen, III, OSI Restaurant Partners, Inc. and OS Restaurant Services, Inc.*

(d)(5)	Amendment, dated November 5, 2006, by and among Paul E. Avery, OSI Restaurant Partners, Inc. and Outback Steakhouse of Florida, Inc.*

(d)(6)	Amendment, dated November 5, 2006, by and among Joseph J. Kadow, OSI Restaurant Partners, Inc., OS Restaurant Services, Inc., OS Management, Inc. and Outback Steakhouse of Florida, Inc.*

(d)(7)	Amendment, dated November 5, 2006, by and between Dirk Montgomery and OSI Restaurant Partners, Inc.*

(d)(8)	Amendment to Agreement and Plan of Merger, dated as of May 21, 2007, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Supplement.****

(f)	Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.

(g)	None.

*	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on January 17, 2007.

**	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on March 26, 2007.

***	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on April 4, 2007.

****	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on May 24, 2007.

*****	Filed as an exhibit to the Schedule 13E-3 filed with the Securities and Exchange Commission on June 4, 2007.